VIA EDGAR

July 5, 2023

Mr. Joseph Klinko, Staff Accountant

Mr. Karl Hiller, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Flowserve Corporation

Form 10-K for the Fiscal Year ended December 31, 2022

Filed March 7, 2023

File No. 001-13179

Dear Mr. Klinko and Mr. Hiller:

On behalf of Flowserve Corporation (“Flowserve,” “we” or “our”), this letter responds to your letter dated May 18, 2023 that we received on June 26, 2023 to R. Scott Rowe, Chief Executive Officer, which sets forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on Flowserve’s Form 10-K filed on March 7, 2023. Pursuant to our phone conversation on July 3, 2023, we request an extension to file our response to the Staff’s comments by July 25, 2023 due to staffing issues. Thank you for your consideration.

Sincerely,

/s/ Shakeeb Mir

Shakeeb Mir

Chief Compliance Officer and Corporate Law